EXHIBIT 12
LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
AND DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(DOLLARS IN MILLIONS)
(UNAUDITED)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes, minority interest and losses from equity investments	$1,064	$1,066	$(1,002)	$(7,083)	$(19,844)
Less: Interest capitalized during the period	—	—	—	4	16
Less: Minority interest in pretax income of subsidiaries that have not incurred fixed charges	30	—	—	—	—
Add: Fixed charges	405	473	442	577	823
Total earnings (loss) to cover fixed charges	1,439	1,539	(560)	(6,510)	(19,037)
Fixed charges:
Total interest expense including capitalized interest	341	396	353	469	659
Interest portion of rental expenses	64	77	89	108	164

Total fixed charges	405	473	442	577	823
Preferred stock dividends and accretion	—	(12)	103	167	28
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.6	3.3	—	—	—
Deficiency of earnings to cover combined fixed charges and preferred stock dividend requirements	—	—	$1,105	$7,254	$19,888
Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Preferred stock dividend requirements consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.